EXHIBIT 4.1



                                  FORM OF STOCK CERTIFICATE


          Alloy Steel International, Inc.'s stock certificate is printed on white paper with green design. It contains an emblem of an eagle above the Company's name. Immediately beneath the Company's name is printed the authorized capital stock of the Company, which is 50,000,000 shares of common stock, par value $0.01, and 3,000,000 shares of preferred stock, par value $0.01.

          The body of the stock certificate contains the following:

               This certifies that ____________ is the owner of ______________ fully paid and non-assessable Shares of Capital Stock of the above named Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.